MILLENNIUM ENERGY CORP.
43 Pireos St., Ano Voula
Athens, Greece

September 9, 2009

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549

Attention:	Mr. Karl Hiller, Division of Corporate Finance

Dear Mr. Hiller:

Re:
Millennium Energy Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Item 4.01 Form 8-K Filed August 7, 2009
File No. 000-52785

We confirm receipt of the comment letter from the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated September 2, 2009 (the “SEC Letter”) and advise that the Company has amended its Form 8-K filing that was filed on August 7, 2009, in accordance with the comments of the SEC Letter.

In addition, we advise that the Company’s new PCAOB registered independent public accounting firm will be re-auditing the previous fiscal year end at the upcoming year end.

Yours very truly,

MILLENNIUM ENERGY CORP.

Per:	/s/ Jana Whitlock
Jana Whitlock
President and Director